SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 15, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: June 15, 2004

Form 6-K Exhibit Index

Exhibit No.

1.	News release dated June 15, 2004 referenced as:

“EnCana’s North American resource play portfolio delivering strong growth”

EnCana’s North American resource play portfolio delivering strong growth

Sales forecast for 2004 & 2005 increase
Capital budget augmented to fund anticipated accelerated growth

CALGARY, Alberta (June 15, 2004) — EnCana Corporation (TSX & NYSE: ECA) has increased its sales forecasts for 2004 and 2005 based on strong operating performance from the company’s suite of resource plays across North America. EnCana originally forecast organic sales growth of 10 percent in 2004. With the new guidance, EnCana’s organic growth rate rises to 12 percent in 2004, before the inclusion of the recent acquisition of Tom Brown, Inc. and additional planned asset sales. Including these transactions, the company’s new 2004 sales forecast is between 725,000 and 765,000 barrels of oil equivalent per day, the midpoint of which is a 15 percent increase from 2003 sales of 650,200 barrels of oil equivalent per day.

In 2005, EnCana’s sales are expected to average between 810,000 and 860,000 barrels of oil equivalent per day, a further 12 percent increase, at midpoint, from the new 2004 midpoint.

“Our resource play strategy is delivering strong sustainable production growth. Natural gas production in the U.S. Rockies is up more than 25 percent in the past year, before the inclusion of Tom Brown production. In Western Canada, gas production is gaining momentum, up about 14 percent in the past year. Our in-situ oilsands production continues to grow, up about 35 percent in the past year,” said Randy Eresman, EnCana’s Chief Operating Officer. “We have had such strong performance from our resource plays that sales growth this year and next are expected to outpace our long-term average annual production growth forecast of about 10 percent per share.”

Organic growth driving sales increases

EnCana’s current daily production is about 775,000 barrels of oil equivalent, up about 25 percent from the average sales in the second quarter of 2003. This is comprised of about 3.1 billion cubic feet of natural gas and about 260,000 barrels of oil and natural gas liquids. It includes net acquisitions of approximately 260 million cubic feet of gas per day and net dispositions of about 4,000 barrels of liquids per day, for total net acquisitions of about 40,000 barrels of oil equivalent per day to date.

EnCana is in the process of selling additional non-core conventional Canadian properties producing approximately 35,000 barrels of oil equivalent per day. The annualized effect of the acquisitions and divestitures for 2004 is expected to have an approximately neutral overall impact on 2004 production, leaving nearly all of the growth to organic sources.

“EnCana continues its high level of field activity, drilling more than 2,200 net wells so far this year. Our highly-coordinated, manufacturing-style operations capture economies of scale and cost-saving efficiencies as drilling levels rise. Following extreme weather in the first quarter, operating costs are trending down. And as production volumes rise, costs on a per unit basis are moving lower,” Eresman said.

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Capital budget increased to accelerate resource play development

The acquisition of Tom Brown, cooperative weather allowing the company to advance the execution of development programs, plus divestitures of non-core conventional production, have set the stage for accelerated development and investment in the company’s huge resource play drilling inventory. As a result, the proportion of the company’s North American production sourced from long-life, low-decline resource plays is expected to climb from 60 to 75 percent during 2004. To capitalize on the increased growth opportunities, EnCana is augmenting its original capital budget by about US$850 million. About 32 percent of the increase, or $270 million, is directed to development of the recently-acquired Tom Brown lands. Favourable drilling conditions during the first half of the year has allowed EnCana to accelerate its 2004 drilling program, which is now expected to be about 5,500 net wells. The company plans to invest the majority of the additional $580 million in its core North American regions, split about evenly between Canadian Plains, Canadian Foothills & Frontier and the USA region.

EnCana 2004 capital investment forecast
Figures are based on midpoint of the ranges outlined in
EnCana’s capital investment guidance dated June 15, 2004

(US$ MM)
Upstream
Offset production declines	2,100
2004 and part of 2005 growth	1,000
Exploration and long-term development	750
Additional 2004 capital (see allotment below)	850
Acquisitions and Divestitures
Acquisition of Tom Brown	2,700
Divestitures, net of other acquisitions	(1,750)

Total net upstream core capital	5,650
Midstream, marketing and corporate	150

Net capital investment	5,800

Allotment of additional 2004 capital investment

(US$ MM)
Upstream
Tom Brown development	270
Canadian Plains	130
Canadian Foothills & Frontier	150
USA	150
International (Ecuador, U.K. & New Ventures Exploration)	150

Total	850

Updated guidance posted

EnCana has posted an updated guidance document on its Web site: www.encana.com. The company plans to update its tax guidance when it issues its second quarter results planned for July 27, 2004.

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EnCana’s Unbooked Resource Potential increases about 60 percent

In 2003, EnCana’s proved reserves grew by 12 percent to 2.4 billion barrels of oil equivalent, comprised of 8.4 trillion cubic feet of natural gas and 957 million barrels of oil and natural gas liquids, giving EnCana a proved reserve life index of 10 years. In addition to those reserves, EnCana recently completed an assessment of its Unbooked Resource Potential, which is defined by EnCana as the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time from a specified resource play or plays. EnCana’s Unbooked Resource Potential is estimated at 16 trillion cubic feet of natural gas and 850 million barrels of oil and natural gas liquids. The company expects to convert these resources into proved reserves in the next five years as it executes its planned drilling programs. EnCana’s visible Unbooked Resource Potential for natural gas has increased about 70 percent from about 9.4 trillion cubic feet that was estimated in June 2003. For oil and natural gas liquids, the estimated Unbooked Resource Potential is up about 40 percent, from about 600 million barrels a year ago. Overall, the company’s estimated Unbooked Resource Potential is up about 60 percent, from 2.2 billion to 3.5 billion barrels of oil equivalent. This is based on increased potential in existing lands, and includes properties added in the past year, the acquisition of Cutbank Ridge in northeast British Columbia and Tom Brown in the U.S., plus updated estimates of resource potential from EnCana’s assets in the Canadian in-situ oilsands.

EnCana’s total resource potential

	Oil & NGLs	Natural Gas	Evaluated By
	(MMbbls)	(Tcf)
EnCana proved reserves (at Dec. 31, 2003)	957	8.4	Independent qualified reserve evaluators

Tom Brown proved reserves (at Dec. 31, 2003)	16	1.0	Tom Brown engineers & reviewed independently

Unbooked Resource Potential	850	16.0	EnCana engineers

Total resource potential	1,823	25.4

EnCana Corporation

With an enterprise value of approximately US$28 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K. where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information

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prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced there from. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time from a specified resource play or plays.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements. Forward-looking statements in this news release include, but are not limited to: future economic performance (including per share growth); anticipated life of proved reserves; anticipated success of resource plays; the anticipated proportion of North American resource play production; anticipated sales in 2004 and 2005; anticipated production in 2004 and beyond; anticipated drilling; anticipated capital expenditures and investment in 2004 and the allotment of such expenditures and investment; estimated resource potential and the ability to convert these resources into proved reserves; anticipated costs; the timing of the release of the company’s second quarter results and the update of tax guidance; the potential impact of the acquisition of Tom Brown, Inc. on production and resource potential; potential success of oilsands projects; future profitable organic growth; anticipated acquisitions and divestitures and impact of such acquisitions and divestitures and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable,

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there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007

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